UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 15

      Certification and Notice of Termination of Registration under Section
                 12(g) of the Securities Exchange Act of 1934 or
            Suspension of Duty to File Reports Under Sections 13 and
                  15(d) of the Securities Exchange Act of 1934

                                          Commission File Number: 000-23709

                                DoubleClick Inc.
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             (Exact name of registrant as specified in its charter)

                          111 Eighth Avenue, 10th Floor
                            New York, New York 10011
                                 (212) 683-0001
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       (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                    Common Stock, par value $0.001 per share
               Zero Coupon Convertible Subordinated Notes due 2023
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            (Title of each class of securities covered by this Form)

                                      None
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           (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

         Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

         Rule 12g-4(a)(1)(i)       [X]       Rule 12h-3(b)(1)(i)      [X]
         Rule 12g-4(a)(1)(ii)      [  ]      Rule 12h-3(b)(1)(ii)     [  ]
         Rule 12g-4(a)(2)(i)       [  ]      Rule 12h-3(b)(2)(i)      [  ]
         Rule 12g-4(a)(2)(ii)      [  ]      Rule 12h-3(b)(2)(ii)     [  ]
                                             Rule 15d-6               [  ]

         Approximate number of holders of record of Common Stock, par value $0.001 per share, as of the certification or notice date: 1

         Approximate number of holders of record of Zero Coupon Convertible Subordinated Notes due 2023, as of the certification or notice date: 27


         Pursuant to the requirements of the Securities Exchange Act of 1934, DoubleClick Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:  July 13, 2005          /s/ David Rosenblatt
                              ________________________________________
                              Name:    David Rosenblatt
                              Title:   President